UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-1070

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Olin Corporation Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation
190 Carondelet Plaza, Suite 1530 Clayton, MO 63105

Report of Independent Registered Public Accounting Firm

Audit Committee, Investment Committee, Plan Administrator, Plan Management and Plan Participants
Olin Corporation Retirement Savings Plan
Clayton, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Olin Corporation Retirement Savings Plan (“Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2025.

St. Louis, Missouri
June 24, 2026

Olin Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments, at fair value	$1,489,888,745	$1,344,344,557
Receivables:
Notes receivable from participants	18,837,344	16,510,125
Employer contributions	13,678,043	29,453
Other receivables	—	4,345
Total receivables	32,515,387	16,543,923
Total assets	1,522,404,132	1,360,888,480

Liabilities
Excess deferrals due to participants	405,280	344,211
Accrued expenses	21,121	6,000
Total liabilities	426,401	350,211
Net assets available for benefits	$1,521,977,731	$1,360,538,269

The accompanying notes to financial statements are an integral part of the financial statements.

Olin Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2025	2024
Additions
Investment income:
Interest and dividend income from investments	$10,724,420	$8,436,604
Net appreciation in fair value of investments	167,875,657	121,231,739
Total investment income	178,600,077	129,668,343
Contributions:
Participant	60,983,728	56,667,042
Employer	68,901,575	52,174,144
Rollovers	11,176,072	5,063,484
Total contributions	141,061,375	113,904,670
Interest income on notes receivable from participants	1,308,637	1,021,990
Total additions	320,970,089	244,595,003
Deductions
Administrative expenses	(1,096,925)	(976,719)
Benefits paid to participants	(158,433,702)	(151,993,330)
Total deductions	(159,530,627)	(152,970,049)
Net increase in net assets available for benefits	161,439,462	91,624,954
Net assets available for benefits at beginning of year	1,360,538,269	1,268,913,315
Net assets available for benefits at end of year	$1,521,977,731	$1,360,538,269

The accompanying notes to financial statements are an integral part of the financial statements.

Olin Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

NOTE 1. DESCRIPTION OF THE PLAN

The Olin Corporation (Olin) Retirement Savings Plan (the Plan) was amended and restated effective January 1, 2024 in order to include all prior amendments made to the Plan and incorporate certain legally required amendments. Additionally, effective October 1, 2024, the Plan’s name was changed from the Contributing Employee Ownership Plan (CEOP) and to reflect operational practices and changes made in connection with Olin’s engagement of a new recordkeeper and custodian. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1964 that has since been amended and restated and for which Olin is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the United States (U.S.) employees of Olin and its subsidiaries. The Plan contains a cash or deferred component which was intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code) and an employee stock ownership plan (ESOP) component intended to qualify as a stock bonus plan under Sections 401(a) and 4975(e)(7) of the Code. The ESOP consists of the Olin Common Stock Fund. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

The Plan provides eligibility to substantially all U.S. employees upon their hire date, provided they are actively employed by a participating employer and being paid by Olin.

Contributions

The total maximum allowable employee contribution is 80% of eligible pay, subject to relevant annual limitations in the Code. Plan participants may elect to increase, decrease, suspend or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed. Newly hired eligible employees not electing to enroll within approximately 30 days of hire date, are automatically enrolled to contribute 6% of their eligible compensation to the Plan, unless the employee elects to opt out. The Plan contains an automatic escalation feature whereby contributions for certain eligible participants who are participating in the Plan are automatically increased 1% each year effective April 1, until the contribution rate reaches 15%, unless the employee designates otherwise. The Plan’s default investment option is the T. Rowe Price Age Based Retirement Income Fund with a maturity date closest to the participant’s 65th birthday.

The Plan follows the Code’s annual total maximum amount of employee contributions that may be made to the Plan, including catch-up contributions. The amounts of employee contributions are based on eligible compensation and the percentage of such compensation the participant has elected to contribute to the Plan.

The Plan provides for various Olin matching contributions based on various formulas outlined in the Plan, calculated based on the contributions made by the employee. The Plan also provides certain employees with Olin retirement contributions based on various formulas outlined in the Plan, calculated based on the employee’s eligible compensation and without respect to contributions elected by the employee. Both the Olin matching and retirement contributions are invested in the same investment allocation as the employee’s contributions to the Plan.

Contributions received from participants for the years ended December 31, 2025 and 2024 included excess deferrals, net of related gains and losses, of $405,280 and $344,211, respectively. These amounts were recorded as a liability with a corresponding reduction to participant contributions and were distributed to applicable participants in April 2026 and 2025, respectively, to comply with the maximum annual contribution limits under the Code.

Rollovers

The Plan accepts rollovers of qualified distributions from other eligible retirement plans.

Participant’s Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Olin’s contributions and earnings, which have been reduced by administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance.

Participant Investment Account Options

Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may also transfer the value of the investments in their account to any one or a combination of investments available in the Plan. Transfers into the Olin Common Stock Fund are limited to the extent that such transfer would result in more than 20% of the participant’s account balance invested in the Olin Common Stock Fund.

Vesting

Substantially all participants in the Plan are immediately 100% vested in the Olin matching contributions. Additionally, Olin elected to incorporate certain provisions into the Plan, so that the Plan was a “safe harbor” plan under Section 401(k) of the Code for substantially all participants (excluding specified employees in a qualified separate line of business); specifically, the first 3% of Olin retirement contributions are immediately 100% vested. With the exception of the safe harbor retirement contributions, substantially all of the remaining Olin retirement contributions generally vest in accordance with the following schedule:

Years of Service	Percentage Vested
Less than 2	0%
2	50%
3	100%

The Plan provides for immediate vesting resulting from death, total and permanent disability, or attainment of normal retirement age (age 65).

Forfeited Accounts

Forfeitures of Olin’s retirement contributions were used to reduce Olin’s contributions by $1,518,789 and $1,800,000 for the years ended December 31, 2025 and 2024, respectively. Forfeitures that were available amounted to $144,082 and $149,017 as of December 31, 2025 and 2024, respectively.

Payment of Benefits

Upon termination of service for any reason, a participant may elect to receive their entire vested balance in either a lump-sum or in annual installments up to fifteen years, or if the participant’s life expectancy exceeds fifteen years, the life expectancy of the participant.

All distributions are paid in cash; however, at the election of the participant, distributions from the Olin Common Stock Fund may be paid in common stock with any fractional interest in a share of common stock paid in cash.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. All employees who are participants in the Plan are eligible to borrow from the Plan. The Plan generally allows for only one loan to be outstanding at a time. No loan made to any participant shall exceed the lesser of:

(1)$50,000 reduced by the excess (if any) of (i) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date the loan is made, over (ii) the outstanding balance of loans from the Plan on the date the loan is made, or

(2)50% of the participant’s vested account balance as of the valuation date on or immediately preceding the date of the loan.

The loans are funded from the participant’s accounts, reducing the account balance by the loan amount, and are reflected as notes receivable from participants in the Plan’s financial statements. Terms of new loans may be up to five years. The interest rate on outstanding loans is the prime rate on the date of loan origination. Interest rates on outstanding loans ranged from 3.25% to 9.50% and 3.25% to 8.50% as of December 31, 2025 and 2024, respectively. The interest rates on new loans were 7.00% to 7.50% and 7.75% to 8.50% for the years ended December 31, 2025 and 2024, respectively. Delinquent notes receivable from participants are classified as benefits paid to participants.

Plan Termination

Although it has not expressed any intent to do so, Olin has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Recordkeepers

Empower Retirement, LLC (Empower) is the recordkeeper for the Plan effective October 1, 2024. Prior to this date, the Plan’s recordkeeper was Voya Institutional Plan Services, LLC (Voya), as further described in Note 6.

Custodians

Empower Trust Company, LLC (Empower Trust) is the custodian for the majority of the Plan’s investments effective October 1, 2024. Prior to this date, Voya Institutional Trust Company (Voya Trust) was the custodian for the majority of the Plan’s investments as further described in Note 6. State Street Bank and Trust is the custodian for the Olin Common Stock Fund.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America. Certain reclassifications have been made to the 2024 financial statements to conform to the 2025 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurement (ASC 820). The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by investment advisors and custodians.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan invests in various investment securities, including Olin common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments as of December 31, 2025 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Except for loan origination fees, the expenses of administering the Plan are payable from the Plan’s assets, unless the Company elects to pay such expenses. Olin has elected to have certain expenses of administering the Plan paid by the Company. No officer or employee receives compensation from the Plan.

Participant accounts are charged fees to pay for Plan expenses. Those charges are used to pay for the Plan’s recordkeeping, custodial, auditing, legal, and other miscellaneous administrative fees.

Trust Fund Management

Empower Trust is the Plan trustee effective October 1, 2024. Prior to this date, the Voya Trust was the Plan trustee. Under the terms of the trust agreements with both Empower Trust and Voya Trust, the trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

Under both the Empower Trust and Voya Trust, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. Investment related fees are included in net appreciation in fair value of investments. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected participant’s account.

Employer Contributions Receivable

Employer contributions from Olin are recorded when the Plan is owed, but has not yet received, employee and/or employer contributions. Employer contributions receivable for the year ended December 31, 2025 included an estimated receivable for an employer contribution correction.

NOTE 3. FAIR VALUE MEASUREMENTS

ASC 820 provides the framework for measuring fair value which includes a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs were unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs, other than quoted prices included in Level 1, were either directly or indirectly observable for the asset or liability including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 – Inputs significant to the valuation model were unobservable and reflected the Plan’s best estimate of assumptions to measure the assets or liabilities at fair value.

Fair value measurement levels within the fair value hierarchy are based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the years ended December 31, 2025 and 2024:

•Mutual Funds: Mutual funds, excluding the Artisan International Value Fund, are valued at quoted market prices. The Artisan International Value Fund is valued on a per unit basis based on the daily change in the market value of the underlying investments, adjusted for dividends earned on the funds and an annual expense factor. All mutual funds are deemed to be actively traded.

•Common Stocks: Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

•Self-directed Brokerage Investments: The self-directed brokerage investments are primarily comprised of common stocks and mutual funds and are measured at current value based on published market quotations from individual investments comprising the brokerage accounts.

The following table presents investments of the Plan measured at fair value on a recurring basis:

	December 31, 2025		December 31, 2024
	Level 1	Total	Level 1	Total
Mutual funds	$165,884,532	$165,884,532	$167,466,925	$167,466,925
Olin Corporation common stock	26,901,921	26,901,921	42,871,537	42,871,537
Self-directed brokerage investment	79,420,336	79,420,336	67,001,138	67,001,138
Total categorized investments measured at fair value	$272,206,789	$272,206,789	$277,339,600	$277,339,600
Collective trust funds with fair value measured at net asset value (1)		1,217,681,956		1,067,004,957
Total investments, at fair value		$1,489,888,745		$1,344,344,557

(1)Investments in collective trust funds are measured at fair value using the net asset value (NAV) per share (or its equivalent) as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Generally, the mutual funds have implemented policies to monitor and discourage frequent, short-term trading. Certain mutual funds apply a redemption fee if investments are not held for a minimum number of days and preclude transfers out of and into the fund within a minimum number of days. The mutual funds also monitor transaction data reported by Empower Trust in compliance with U.S. Securities and Exchange Commission Rule 22c-2 to identify potential violations of the transfer restrictions and take appropriate action, when necessary. Additionally, with respect to all investments (excluding the Self-Directed Brokerage Account investments), any money transferred out cannot be transferred back into the original fund for seven calendar days.

The NAV of collective trust funds is based on the fair value of the underlying investments held by the funds less liabilities. Investments may be redeemed on a daily basis and it is probable that the Plan will sell the investments for the NAV. There are no participant redemption restrictions and no significant redemption notice periods applicable to the Plan. There are also no unfunded commitments for these investments. The following table summarizes investments for which fair value is measured using NAV per share practical expedient:

	December 31,
	2025	2024
Galliard Managed Income Fund D	$77,550,989	$76,464,939
JPMCB Core Plus Bond	36,604,152	32,749,006
Northern Trust All Country World ex-US Investable Market Index	52,662,967	43,087,822
Northern Trust Extended Equity Market Index	18,147,027	16,451,996
Northern Trust S&P 500 Index	260,535,622	220,037,383
T. Rowe Price Age Based Funds	772,181,199	678,213,811
Collective trust funds with fair value measured at NAV	$1,217,681,956	$1,067,004,957

NOTE 4. TAX STATUS

Olin received a determination letter dated September 2, 2016 from the Internal Revenue Service stating that the Plan is a qualified plan, and the trust thereunder is exempt from federal income taxes under the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. Counsel for Olin advised that an employee will not be subject to federal income taxes on the contributions of Olin, or on dividends, interest or profit from sales of securities received by the trustee and credited to an employee’s account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax position taken by the Plan and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process.

NOTE 5. PARTY-IN-INTEREST TRANSACTIONS

The Olin Common Stock Fund is an investment option under the Plan, and as such, transactions involving the Olin Common Stock Fund qualify as party-in-interest transactions. Shares of Olin Corporation common stock held by participants through direct investment were valued as follows:

	December 31,
	2025	2024
Olin Common Stock Fund	$26,901,921	$42,871,537
Self-directed brokerage investment	380,548	405,922
Total Olin common stock held through direct investment	$27,282,469	$43,277,459

Purchases and sales of Olin Common Stock included:

	Years Ended December 31,
	2025	2024
Purchases:
Olin Common Stock Fund	$5,736,914	$5,474,212
Self-Directed Brokerage Investment	6,232,148	621,757
Total Purchases	$11,969,062	$6,095,969

Sales:
Olin Common Stock Fund	$5,348,064	$15,756,568
Self-Directed Brokerage Investment	6,150,723	570,862
Total Sales	$11,498,787	$16,327,430

The Olin Common Stock Fund is managed by State Street Investment Management (State Street). Effective October 1, 2024, State Street and Empower Trust are custodians of the Plan’s assets and Empower is the Plan’s recordkeeper. Prior to this date, State Street and Voya Trust were custodians of the Plan’s Assets and Voya was the Plan’s recordkeeper. Fees paid to parties-in-interest primarily included recordkeeping and custodial fees and were as follows:

	Years Ended December 31,
	2025	2024
Empower/Empower Trust	$769,649	$4,127
Voya/Voya Trust	—	467,921
State Street	60,000	74,383

NOTE 6. CHANGE IN RECORDKEEPER AND CUSTODIAN

Effective October 1, 2024, Empower and Empower Trust were appointed as recordkeeper and custodian of the Plan, respectively, replacing Voya and Voya Trust. The Plan assets transferred to

Empower Trust were transferred into funds identical or comparable to those offered by Voya Trust. The conversion initiated a blackout period beginning September 26, 2024 which continued through October 18, 2024. During this period, funds could not be applied to the employee-selected funds with Empower Trust or withdrawn from the Plan until Empower Trust had time to accurately complete the conversion from Voya Trust. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited and held in the participant accounts. At the end of the blackout period, these funds were transferred to Empower Trust and invested in funds as requested by each participant. In addition, the Plan was amended to provide three additional investment funds in which participant contributions to the Plan may be invested.

Olin Corporation Retirement Savings Plan
EIN 13-1872319, Plan No. 032
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	Olin Common Stock Fund:
*	Olin Corporation common stock	1,291,304	shares	$26,901,921

	Collective trusts:
	Galliard Managed Income Fund D	2,815,244	units	77,550,989
	JPMCB Core Plus Bond	2,971,116	units	36,604,152
	Northern Trust All Country World ex-US Investable Market Index	264,784	units	52,662,967
	Northern Trust Extended Equity Market Index	81,898	units	18,147,027
	Northern Trust S&P 500 Index	819,939	units	260,535,622
	T. Rowe Price Retirement 2010 Trust	1,122,408	units	27,992,855
	T. Rowe Price Retirement 2015 Trust	427,989	units	11,701,209
	T. Rowe Price Retirement 2020 Trust	1,314,921	units	39,250,402
	T. Rowe Price Retirement 2025 Trust	2,300,957	units	75,379,335
	T. Rowe Price Retirement 2030 Trust	3,309,588	units	119,740,898
	T. Rowe Price Retirement 2035 Trust	3,137,024	units	124,477,146
	T. Rowe Price Retirement 2040 Trust	2,394,682	units	101,965,561
	T. Rowe Price Retirement 2045 Trust	2,015,000	units	89,304,800
	T. Rowe Price Retirement 2050 Trust	1,783,540	units	79,617,215
	T. Rowe Price Retirement 2055 Trust	2,167,828	units	96,859,899
	T. Rowe Price Retirement 2060 Trust	155,584	units	4,462,146
	T. Rowe Price Retirement 2065 Trust	48,137	units	864,541
	T. Rowe Price Retirement 2070 Trust	51,569	units	565,192

	Mutual funds:
	Artisan International Value Fund	708,660	units	38,111,739
	Baird Aggregate Bond Fund	4,781,873	shares	47,531,821
	Capital Group American New Perspective Fund	397,813	shares	28,113,455
	Eaton Vance Atlanta Capital Small/Mid Cap Fund	1,139,336	shares	42,485,848
	PIMCO All Asset Fund	844,279	shares	9,641,669
**	Charles Schwab & Co., Inc.	Self-directed brokerage investment		79,420,336
	Total investments, at fair value			$1,489,888,745
*	Notes receivable from participants	3.25% - 9.50%, maturing through 2042		$18,837,344
* Party-in-interest to the Plan.
** The self-directed brokerage investment allows for direct investment in Olin Corporation, a party-in-interest to the Plan, common stock which included 18,269 shares with a value of $380,548.
Column (d), cost, has been omitted as all investments are participant directed.

Exhibits

Exhibit	Exhibit Description
23	Consent of Forvis Mazars, LLP
101	Inline XBRL Formatted Interactive Data Files

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Olin Corporation Retirement Savings Plan

Date: June 24, 2026	By:	/s/ Valerie A. Peters
Vice President, Chief Human Resources Officer